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December 3, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Pangaea Logistics Solutions Ltd. Amended Preliminary Proxy Statement on Schedule 14A Filed November 15, 2024 File No. 001-36798

Ladies and Gentlemen:

On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated November 27, 2024 (the “Staff Letter”), related to the above-referenced Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed on November 15, 2024. In response to the comments in the Staff Letter, the Company provides this response letter.
We have reproduced below in bold italics the Staff’s comment set out in the Staff Letter, numbered correspondingly, and have provided the Company’s response immediately below the comment. Capitalized terms used herein without definition shall have the meanings assigned to them in the Proxy Statement.
Also filed today via EDGAR is the revised preliminary proxy statement (the “Revised Proxy Statement”) reflecting the changes indicated in the response set forth below.

Amended Preliminary Proxy Statement on Schedule 14A
Proposal 1 -- TO APPROVE THE ISSUANCE OF THE MERGER SHARES, page 32

1.
We note your response to prior comment 1, including the addition of the summary term sheet. However, you do not include all the disclosure that Item 14 of Schedule 14A requires. Please file an amended proxy statement to provide all such information, including any negotiations, transactions, or material contacts during the past two years. See Item 14(b)(7) of Schedule 14A.

Response:

The Company advises the Staff that it has updated its disclosure on pages 18 to 21 to include the section “Background of the Merger” and page 42 to include the section “Certain Relationships and Related Party Transactions” pursuant to Item 14(b)(7) of Schedule 14A.

If you have any questions or require additional information, please do not hesitate to contact Edward S. Horton of Seward & Kissel LLP, outside legal counsel to the Company, at (212) 574-1265.

Sincerely,

By:	/s/ Edward S. Horton
Name:	Edward S. Horton